UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.        )*

Diana Shipping Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

Y2066G104
(CUSIP Number)

Attn: Mr. Ioannis Zafirakis Pendelis 16, 175 64 Palaio Faliro Athens, Greece + 30-210-9470-100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2066G104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Semiramis Paliou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
15,877,505

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
15,877,505

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
15,877,505

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.8%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y2066G104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tuscany Shipping Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
14,525,730

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
14,525,730

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
14,525,730

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.3%

14.	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of Diana Shipping Inc. (the “Issuer”). The principal executive office and mailing address of the Issuer is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of Semiramis Paliou (“Paliou”), a citizen of Greece, and Tuscany Shipping Corp., a Marshall Islands corporation (“Tuscany”). Paliou and Tuscany are collectively referred to as the “Reporting Persons.”  Paliou is the owner of all of the issued and outstanding shares of Tuscany, and may be deemed to have beneficial ownership of the Shares beneficially owned by Tuscany.

The principal business address for Reporting Persons is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

The Reporting Persons have not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Tuscany acquired an aggregate of 14,525,730 Shares from Taracan Investments S.A., a Marshall Islands corporation, ultimately beneficially owned by Mr Simeon Palios (“Taracan”) pursuant to a Contribution Agreement dated September 28, 2020 (the "Contribution Agreement"), by and between Taracan and Tuscany. In exchange, Tuscany issued 999 shares of its own common stock to Taracan. Taracan thereafter distributed as dividend in kind such 999 shares of Tuscany (through an intermediary holding company) to its ultimate beneficial owner Mr Simeon Palios. Subsequently, also on September 28, 2020, Mr Simeon Palios transferred in a private transaction all of his interest in Tuscany to Paliou.

Item 4.	Purpose of Transaction.

Paliou, the Deputy Chief Executive Officer and Chief Operating Officer of the Issuer, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the Shares, as described herein, solely for investment purposes.  The Reporting Persons, at any time and from time to time, may acquire additional Shares, including in connection with the provision of any services or other strategic transactions with the Issuer, or dispose of any or all of the Shares they own depending upon an ongoing evaluation of their investment in the Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.  The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others. In addition, the Reporting Persons are in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

Item 5.	Interest in Securities of the Issuer.

(a. & b.) As of October 9, 2020, the Issuer had 89,275,002 Shares outstanding.  Based on the foregoing, the following persons report beneficial ownership of the following Shares:

Tuscany is the record holder of 14,525,730 Shares, representing 16.3% of the Issuer’s issued and outstanding Shares, which Paliou indirectly may be deemed to beneficially own, as the result of her ability to control the vote and disposition of such entity.  4 Sweet Dreams S.A. (“4 Sweet Dreams”) is the holder of 1,351,775 Shares representing 1.5% of the Issuer’s issued and outstanding Shares, which Paliou indirectly may be deemed to beneficially own, as the result of her ability to control the vote and disposition of such entity. Therefore, Paliou may be deemed to, indirectly, beneficially own 15,877,505 Shares, representing 17.8% of the Issuer’s issued and outstanding shares.

Tuscany has the sole power to vote or direct the vote of 0 shares and has the shared power to vote or direct the vote of 14,525,730 Shares. 4 Sweet Dreams has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 1,351,775 Shares. Therefore, Paliou has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 15,877,505 Shares.

(c.) Except as otherwise disclosed herein, no transactions in the Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 31, 2019, the Issuer issued 10,675 shares of its newly-designated Series C Preferred Stock, par value $0.01 per share, to Taracan, which have been contributed to Tuscany, as described above.

The Series C Preferred Stock will vote with the common shares of the Issuer, and each share of the Series C Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the common stockholders of the Issuer.  Through her beneficial ownership of common shares and shares of Series C Preferred Stock of the Issuer, Paliou will control 26.6% of the vote of any matter submitted to the vote of the common shareholders of the Issuer.

The Series C Preferred Stock has no dividend or liquidation rights and cannot be transferred without the consent of the Issuer except to the holder's affiliates and immediate family members. The issuance of shares of Series C Preferred Stock was approved by an independent committee of the Board of Directors of the Issuer, which received a fairness opinion from an independent third party that the transaction was fair from a financial point of view to the Issuer.

Please see also Item 3 of this Schedule 3D.

Item 7.	Material to be Filed as Exhibits.

Exhibit A Joint Filing Agreement dated October 9, 2020 among the Reporting Persons
Exhibit B Contribution Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2020
(Date)

Tuscany Shipping Corp. By /s/ Semiramis Paliou
Semiramis Paliou Authorised Representative

/s/ Semiramis Paliou
Semiramis Paliou*

* The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, dated October 9, 2020, and any further amendment thereto, relating to the Common Stock, par value $0.01, of Diana Shipping Inc. shall be filed on behalf of the undersigned.

October 9, 2020
(Date)

Tuscany Shipping Corp.

By:	/s/ Semiramis Paliou
Semiramis Paliou
Authorised Representative

/s/ Semiramis Paliou
Semiramis Paliou

Exhibit B
TUSCANY CONTRIBUTION AGREEMENT
This CONTRIBUTION AGREEMENT (this "Agreement") is made and entered into effective as of 28 September 2020, by and between Taracan Investments S.A., a Marshall Islands company ("Transferor"), and Tuscany Shipping Corp., a Marshall Islands company ("Transferee").
WHEREAS, Transferor is the record and beneficial holder of an aggregate of 14,525,730 shares of common stock of Diana Shipping Inc. (the "Common Shares") and 10,675 Series C Preferred Shares of Diana Shipping Inc., (the "Preferred Shares" and, together with the Common Shares, the "Shares");
WHEREAS, Transferor, desires to contribute the Shares to Transferee as a contribution to the capital of Transferee in exchange for the issuance of 999 common shares of Transferee that will constitute 99.9% of the issued and outstanding common shares of Transferee; and
WHEREAS, Transferee desires to accept such contribution to capital;
NOW, THEREFORE, in consideration of the aforesaid transfer and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties do hereby covenant and agree each with the other as follows:
1. Contribution. Subject to the terms and conditions of this Agreement, Transferor hereby assigns, transfers, conveys and contributes to Transferee, and Transferee hereby accepts, as a contribution to its capital, all of Transferor's rights, obligations, title and interest in, to and under the Shares, free and clear of any liens, charges or encumbrances.
2. Amendment and Waiver.  This Agreement may be amended or any provision of this Agreement may be waived, provided that any amendment of this Agreement shall be made in writing and any waiver shall be binding only if such waiver is set forth in a writing executed by the party against whom enforcement is sought.

3. Successors and Assigns.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors, estates, and assigns.

4. Governing Law and Jurisdiction.  This Agreement will be governed by and construed in accordance with the domestic substantive laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction. Any dispute arising out of or in connection with this Agreement is subject to the exclusive jurisdiction of the Courts of Piraeus, Greece.

5. Further Assurances.  Each party shall cooperate with the other, and execute and deliver, or use its best efforts to cause to be executed and delivered, all such other instruments, including instruments of conveyance, assignment and transfer, and take all such other actions as such party may reasonably be requested to take by the other party hereto from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the transactions contemplated hereby.

6. Entire Agreement. This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein.  This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

7. Counterparts.  This Agreement may be executed in multiple counterparts (including by means of telecopied or electronically transmitted signature pages), all of which together shall constitute one and the same Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.
TARACAN INVESTMENTS S.A.

By:
Name: Symeon Palios
Title: Director/President/Secretary

TUSCANY SHIPPING CORP.

By:
Name: Semiramis Paliou
Title: Director/Treasurer/Secretary